Exhibit (a)(1)(D)
Offer to Purchase for Cash by
Brookfield Property REIT Inc.
of
Up to 9,166,667 Shares of its Class A Stock
At a Purchase Price of $12.00 Per Share

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON AUGUST 12, 2020, UNLESS THE OFFER IS EXTENDED OR WITHDRAWN (SUCH TIME AND DATE, AS THEY MAY BE EXTENDED, THE “EXPIRATION DATE”).

July 6, 2020
To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:
Brookfield Property REIT Inc., a Delaware corporation that has elected to be taxed as a real estate investment trust for U.S. federal income tax purposes (the “Company”), has announced an offer to purchase for cash up to 9,166,667 shares of its Class A Stock, par value $0.01 per share (“Class A Stock”), at a price of $12.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest (the “Purchase Price”), or approximately $110 million in the aggregate, on the terms and subject to the conditions described in the Offer to Purchase, dated July 6, 2020 (the “Offer to Purchase”), and the related Letter of Transmittal, which, together with any amendments and supplements thereto, collectively constitute the “Offer”. Please furnish copies of the enclosed materials to those of your clients for whom you hold shares of Class A Stock registered in your name or in the name of your nominee.
THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION AND SHOULD BE CAREFULLY READ IN THEIR ENTIRETY BEFORE A DECISION IS MADE WITH RESPECT TO THE OFFER. YOUR CLIENTS MAY TENDER ALL OR A PORTION OF THEIR SHARES OF CLASS A STOCK. YOUR CLIENTS ALSO MAY CHOOSE NOT TO TENDER ANY OF THEIR SHARES OF CLASS A STOCK.
Due to the “odd lot” priority and proration provisions described in the Offer to Purchase, less than all of the shares of Class A Stock tendered may be purchased if more than 9,166,667 shares of Class A Stock are properly tendered and not properly withdrawn. Only shares of Class A Stock properly tendered and not properly withdrawn will be eligible to be purchased. Shares of Class A Stock tendered but not purchased pursuant to the Offer will be returned promptly following the Expiration Date. See Section 1, “Number of Shares of Class A Stock; Purchase Price; Proration; Odd Lots”, of the Offer to Purchase.
The Company will not accept shares of Class A Stock subject to conditional tenders, such as acceptance of all or none of the shares of Class A Stock tendered by any tendering stockholder. No fractional shares of Class A Stock will be purchased in the Offer. If any shares of Class A Stock tendered are not purchased for any reason, the Letter of Transmittal with respect to such shares of Class A Stock not purchased will be of no force or effect and shares of Class A Stock tendered through the Depository Trust Company’s (“DTC”) Automated Tender Offer Program (“ATOP”) system will be credited at the Company’s expense to the account maintained with DTC by the participant who delivered the shares of Class A Stock.
If more than 9,166,667 shares of Class A Stock are properly tendered and not properly withdrawn prior to the Expiration Date, the Company will purchase shares of Class A Stock in the following order of priority: first, all shares of Class A Stock owned beneficially or of record by holders of “odd lots” of less than 100 shares of Class A Stock who properly tender all of their shares of Class A Stock and do not properly withdraw them prior to the Expiration Date (partial tenders will not qualify for this preference), and completes, or whose broker, dealer commercial bank, trust company or other nominee completes, the section captioned “Odd Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery; and

second, all other shares of Class A Stock properly tendered and not properly withdrawn prior to the Expiration Date, on a pro rata basis, with appropriate adjustments to avoid the purchase of fractional shares of Class A Stock, until the Company has purchased up to 9,166,667 shares of Class A Stock; provided that the Company may increase the number of shares of Class A Stock accepted for payment in the Offer by up to, but not more than, 2% of the outstanding shares of Class A Stock without amending or extending the Offer, which if the Company does so, could result in the number of shares of Class A Stock accepted for payment in the Offer increasing by up to approximately 1,105,946 shares. See Section 1, “Number of Shares of Class A Stock; Purchase Price; Proration; Odd Lots”, Section 3, “Procedures for Tendering Shares of Class A Stock”, and Section 4, “Withdrawal Rights”, of the Offer to Purchase.
For your information, and for forwarding to those of your clients for whom you hold shares of Class A Stock registered in your name or in the name of your nominee, we are enclosing the following documents:
1.
Offer to Purchase, dated July 6, 2020;

2.
Letter of Transmittal and the IRS Form W-9 for your use if you wish to accept the Offer and tender shares of Class A Stock of, and for the information of, your clients (a manually signed photocopy of the Letter of Transmittal may be used to tender shares of Class A Stock);

3.
Letter to Clients, for you to send to your clients for whom you hold shares of Class A Stock registered in your name or in the name of your nominee, with an Instruction Form provided for obtaining such clients’ instructions with regard to the Offer;

4.
Notice of Guaranteed Delivery with respect to shares of Class A Stock, to be used if you wish to accept the Offer and the procedures for book-entry transfer through DTC’s ATOP system cannot be completed on a timely basis or if time will not permit delivery of all required documents, including a properly completed and duly executed Letter of Transmittal, to American Stock Transfer & Trust Company, LLC, the depositary for the Offer (the “Depositary”) prior to the Expiration Date; and

5.
Return envelope addressed to the Depositary.

The conditions of the Offer are described in Section 6, “Conditions of the Offer”, of the Offer to Purchase.
Your prompt action is requested. We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire at 5:00 p.m., New York City time, on August 12, 2020, unless the Offer is extended or withdrawn. Under no circumstances will the Company pay interest on the Purchase Price, even if there is any delay in making payment.
If you want to tender all or a portion of your shares of Class A Stock pursuant to the Offer:
•
a properly completed and duly executed Letter of Transmittal (or a manually signed photocopy of the Letter of Transmittal), including any required signature guarantees, or an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal, and any other documents required by the Letter of Transmittal, must be received by the Depositary at its address set forth on the back cover of the Letter of Transmittal and, solely with respect to tenders through DTC’s ATOP system, the shares of Class A Stock must be delivered pursuant to the procedures for book-entry transfer through DTC’s ATOP system set forth in Section 3, “Procedures for Tendering Shares of Class A Stock”, of the Offer to Purchase, in each case prior to the Expiration Date; and

•
the tendering stockholder must, prior to the Expiration Date, comply with the guaranteed delivery procedures set forth in Section 3, “Procedures for Tendering Shares of Class A Stock”, of the Offer to Purchase.

The Board of Directors of the Company has approved the Offer. However, none of the Company, the Company’s Board of Directors, the Depositary, the Information Agent (as defined in the Offer to Purchase) or any of their respective affiliates has made, or is making, any recommendation to your clients as to whether they should tender or refrain from tendering their shares of Class A Stock. Your clients must make their own decisions as to whether to tender their shares of Class A Stock and if so, how many shares to tender. In doing so, your clients should read carefully the information in or incorporated by reference into the Offer to Purchase and the related Letter of Transmittal, including Section 2 “Purpose of the Offer; Certain Effects of the Offer; Plans or Proposals”, of the Offer to Purchase. Your clients are urged to discuss their decisions with their tax advisors, financial advisors and/or you.
In addition, and for greater clarity, the Offer is not for any limited partnership units (“BPY Units”) of Brookfield Property Partners L.P. (“BPY”). A concurrent and comparable, in all material respects, offer is being made by BPY to purchase BPY Units and is not part of the Offer. If your client would like the opportunity to participate in the BPY offer, they will have to follow, in addition to satisfying the terms and conditions of the BPY offer, the relevant conversion procedures related to their shares of Class A Stock and the BPY Units in order to do so, which are contained in the Fourth Amended and Restated Certificate of Incorporation of the Company. For more information regarding conversion procedures, beneficial holders of Class A Stock should contact you for instructions while registered holders of Class A Stock can contact AST financial by phone at 800-937-5449/781-921-8124 or email at help@astfinancial.com. BPY has advised the Company that it intends to exercise its right to satisfy all conversion requests received from holders of Class A Stock by delivering BPY Units for so long as the BPY offer is outstanding, although there can be no assurances that the BPY offer will not be oversubscribed. Information with respect to the BPY offer can be found under BPY’s profile at www.sec.gov/edgar or by contacting AST Trust Company (Canada) at 1-877-715-0498.
The Company will not pay any fees or commissions to brokers, dealers or other persons (other than fees to the Depositary and Paying Agent and the Information Agent, each as defined and as described in the Offer to Purchase) for soliciting tenders of shares of Class A Stock pursuant to the Offer. The Company will, however, upon request, reimburse you for customary mailing and handling expenses incurred by you in forwarding copies of the enclosed Offer and related materials to your clients. The Company will pay or cause to be paid all stock transfer taxes, if any, on its purchase of shares of Class A Stock, except as otherwise provided in Section 5, “Purchase of Shares of Class A Stock and Payment of Purchase Price”, of the Offer to Purchase.
If you have any questions regarding the Offer or if you require additional copies of the Offer to Purchase, the Letter of Transmittal or any amendments or supplements thereto, please contact the Company’s Investor Relations department at the telephone number and address set forth below.
The Depositary and Paying Agent for the Offer is:
If delivering by hand, express mail, courier or other expedited service:	By mail:
American Stock Transfer & Trust Co., LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219	American Stock Transfer & Trust Co., LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219
Company Information:
Brookfield Property REIT, Inc.
Attn: Investor Relations
Brookfield Place, 250 Vesey Street, 15th Floor
New York, New York 10281-1023
Telephone: (855) 212-8243
Email: bpy.enquiries@brookfield.com

Nothing contained in this letter or in the enclosed documents shall render you or any other person the agent of the Company, the Paying Agent, the Depositary, the Information Agent or any affiliate of any of them or authorize you or any other person to give any information or use any document or make any statement on behalf of any of them with respect to the Offer other than the enclosed documents and the statements contained therein.